

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 5, 2016

Via E-mail
Curtis A. Lockshin
Chief Executive Officer
SciVac Therapeutics Inc.
Gad Feinstein Rd.
POB 580
Rehovot, Israel 7610303

>   **Re: SciVac Therapeutics Inc.**
>   **Amendment No. 5 to Registration Statement on Form F-4**
>   **Filed March 25, 2016**
>   **File No. 333-208761**

Dear Mr. Lockshin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2016 letter.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position, page 151

1. Considering the total estimated fair value of intangible assets to be recognized as noted in adjustment 4(c) and included in your preliminary goodwill calculation under adjustment 4(d) is $ 65,100, it appears to us net pro forma adjustments to intangible asset presented here should be $ 51,946. In addition pro forma adjustments to share capital of $ 66,508 presented here is not consistent with the estimated fair value of VBI common stock of $ 66,153 presented in Note 3. Please revise or advise.

Unaudited Pro Forma Condensed Consolidated Statement of Income, page 152

2. We note you include adjustments 4(e) and 4(h) in the pro forma statement of income. It appears to us the impairment of DNASE intangible asset and merger transaction fees are not expected to have a continuing impact. Accordingly remove such adjustments from pro forma statement of income or demonstrate to us how these events and related charges are expected to have a continuing impact. Please see Rule 11-02(b)(6) of Regulation S-X for further guidance.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Drew M. Altman, Esq.
        Greenberg Traurig, P.A.